Exhibit 99.1

ZIM Announces Exercise of Option to Charter Additional Five 7,000 TEU LNG-Fueled Vessels

Option Exercise Further Strengthens ZIM’s Operating Fleet and Supports ZIM’s Growth Strategy and ESG Values

Vessel Deliveries Expected During the Third and Fourth Quarters of 2024

HAIFA, Israel, September 1, 2021 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), announced today the exercise of its option to long-term charter additional five 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels from Seaspan Corporation, pursuant to a transaction previously announced by ZIM and Seaspan in July 2021. Under this previously announced transaction, ZIM already entered into long term charter agreements for ten 7,000 TEU LNG vessels which are due to be delivered starting from the fourth quarter of 2023 and into 2024, so that the total vessels to be chartered under this transaction after the option exercise is fifteen (15). The value of this option for ZIM is in excess of $750 million.

Eli Glickman, ZIM President & CEO, stated: “With this option exercise, we are securing ZIM’s core fleet needed to serve our operations and meet our customers’ growing needs, while continuing to maintain our operational agility. Furthermore, this transaction demonstrates our deep commitment to the environment and to reducing our carbon footprint. We continue to invest the resources necessary to be an industry leader and to prepare ourselves for the cleaner future of our industry.”

About ZIM

ZIM is a global, asset-light container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

Forward Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding ZIM’s ability to meet growing market demand and to provide reliable service to customers, as well as assessment as to the growth trend of the market. These risks and uncertainties include, but are not limited to: the possibility that ZIM will not be able to meet demand from customers, the risk that the growth trend of the market will not continue or be slower than expected; and other factors detailed from time to time in ZIM’s periodic reports and filings with the Securities and Exchange Commission (“SEC”), including ZIM's annual report on Form 20-F filed with the SEC on March 22, 2021. ZIM expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise. ZIM does not make any prediction or statement about the performance of its securities.

ZIM Contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-8652520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com